UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-11176

For the month of                        July                            , 2009.
                --------------------------------------------------------

                                Group Simec, Inc.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F   |X|          Form 40-F   |_|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

         Yes         |_|          No          |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

         Yes         |_|          No          |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes         |_|         No           |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________________.)

SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               GRUPO SIMEC, S.A.B. de C.V.
                                          --------------------------------------
                                                       (Registrant)

Date: July 24, 2009.                  By: /s/ Luis Garcia Limon
                                          --------------------------------------
                                          Name:  Luis Garcia Limon
                                          Title: Chief Executive Officer

PRESS RELEASE                Contact:      Sergio Vigil Gonzalez
                                           Jose Flores Flores
                                           Grupo Simec, S.A. de C.V.
                                           Calzada Lazaro Cardenas 601
                                           44440 Guadalajara, Jalisco, Mexico
                                           52 55 1165 1025
                                           52 33 3770 6734

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST SIX MONTHS OF 2009

GUADALAJARA, MEXICO, July 23, 2009- Grupo Simec, S.A.B. de C.V. (AMEX: SIM) ("Simec") announced today its results of operations for the six-month period ended June 30, 2009.

Six-Month Period Ended June 30, 2009 compared to Six-Month Period Ended June 30, 2008

Net Sales

Net sales decreased 46% to Ps. 9,242 million in the six-month period ended June 30, 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,899 million) compared to Ps. 17,035 million in the same period 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 513 million). Shipments of finished steel products decreased 37% to 977 thousand tons in the six-month period ended June 30, 2009 (including the net sales generated by the newly acquired plants of Grupo San of 252 thousand tons) compared to 1,562 thousand tons in the same period 2008 (including the net sales generated by the newly acquired plants of Grupo San of 44 thousand tons). Total sales outside of Mexico in the six-month period ended June 30, 2009 decreased 69% to Ps. 3,760 million (including the net sales generated by the newly acquired plants of Grupo San of Ps. 6 million) compared with Ps. 12,172 million in the same period 2008, (including the net sales generated by the newly acquired plants of Grupo San of Ps. 37 million) while total Mexican sales increased 13% from Ps. 4,863 million in the six-month period ended June 30, 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 476 million) to Ps. 5,482 millions in the same period 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,893 million). The decrease in sales is due to lower shipments during the six-month period ended June 30, 2009, compared to the same period in 2008 (a 585,000 tons decrease). The average price of steel products decreased 13% in the six-month period ended June 30, 2009 compared with the same period of 2008.

Direct Cost of Sales

Direct cost of sales decreased 46% from Ps. 13,744 million in the six-month period ended June 30, 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 308 million) to Ps. 7,367 million in the same period 2009 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 1,241 million). Direct cost of sales as a percentage of net sales represented 80% in the six-month period ended June 30, 2009 compared to 81% in the same period 2008. The average cost of raw materials used to produce steel products decreased 14% in the six-month period ended June 30, 2009 versus the same period 2008, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit

Marginal profit in the six-month period ended June 30, 2009 was Ps. 1,875 million (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 257 million) compared to Ps. 3,291 million in the same period 2008 (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 205 million). Marginal profit as a percentage of net sales in the six-month period ended June 30, 2009 was 20% compared to 19% in the same period 2008. The decline in marginal profit is due to lower shipments of 37% during the six-month period ended June 30, 2009 compared with the same period of 2008.

Operating Expenses

Operating expenses increased 42% to Ps. 1,128 million in the six-month period ended June 30, 2009 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 222 million and the amortization of the tangible and intangible assets of Ps. 179 million registered by the acquisition of Grupo San) compared to Ps. 794 million in the same period 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 53 million), and represented 12% of net sales in the six-month period ended June 30, 2009 and 5% of net sales in the same period 2008.

Operating Income

Operating income decreased 70% to Ps. 747 million for the six-month period ended June 30, 2009 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 257 million) compared to Ps. 2,497 million in the same period 2008 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 152 million). Operating income as a percentage of net sales was 8% in the six-month period ended June 30, 2009 compared to 15% in the same period 2008. The decline in operating income is due to lower shipments of 37% during the six-month period ended June 30, 2009 compared with the same period of 2008.

Comprehensive Financial Cost

Comprehensive financial cost in the six-month period ended June 30, 2009 represented an expense of Ps. 61 million compared with an expense of Ps. 258 million in the same period 2008. Net interest expense was Ps. 12 million in the six-month period ended June 30, 2009 compared with a net interest income of Ps. 93 million in the same period 2008. At the same time, we registered an exchange loss of Ps. 49 million in the six-month period ended June 30, 2009 compared with an exchange loss of Ps. 351 million in the same period 2008, reflecting a 2.5% increase in the value of the peso versus the dollar in the six-month period ended June 30, 2009 compared to the same period of 2008.

Other Expenses (Income) net

The company recorded other income net of Ps. 0 million in the six-month period ended June 30, 2009 compared to other income net of Ps. 4 million in the same period 2008.

Income Taxes

Income Taxes recorded a provision of Ps. 161 million in the six-month period ended June 30, 2009 (including the provision of Ps. 105 million of deferred income taxes) compared to Ps. 726 million in the same period of 2008 (including the provision of Ps. 342 million of deferred income taxes).

Net Income

As a result of the foregoing, net income decreased by 65% to Ps. 525 million in the six-month period ended June 30, 2009 from Ps. 1,517 million in the same period 2008.

Liquidity and Capital Resources

As of June 30, 2009, Simec's total consolidated debt consisted of U.S. $2,602,000; U.S. $2,300,000 is a credit bank and U.S. $302,000 of 8 7/8%
medium-term notes ("MTN's") due 1998 (accrued interest on June 30, 2009 was U.S. $404,455). As of December 31, 2008, Simec's total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and U.S. $302,000 of 8 7/8%
medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2008 was U.S. $387,882).

Comparative second quarter 2009 vs first quarter 2009

Net Sales

Net sales decreased 18% from Ps. 5,081 million for the first quarter 2009 to Ps. 4,161 million for the second quarter 2009. Sales in tons of finished steel decreased 7% to 471 thousand tons in the second quarter 2009 compared with 506 thousand tons in the first quarter 2009. The total sales outside of Mexico for the second quarter 2009 decreased 31% to Ps. 1,538 million compared with Ps. 2,222 million for the first quarter 2009. Total Mexican sales decreased 8% to 2,623 million in the second quarter 2009 from Ps. 2,859 million in the first quarter 2009. Prices of finished products sold in the second quarter 2009 decreased approximately 12% compared to the first quarter 2009.

Direct Cost of Sales

Direct cost of sales decreased 21% from Ps. 4,111 million in the first quarter 2009 to Ps. 3,256 million for the second quarter 2009. With respect to sales, in the second quarter 2009, the direct cost of sales represents 78% compared to 81% for the first quarter 2009. The average cost of raw materials used to produce steel products decreased 14% in the second quarter 2009 versus the first quarter 2009, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit

Marginal profit for the second quarter 2009 decreased 7% to Ps. 905 million compared to Ps. 970 million in the first quarter 2009. The marginal profit as a percentage of net sales for the second quarter 2009 was 21% compared with 19% for the first quarter of 2009. The decline in marginal profit is due to lower shipments of 7% during the second quarter 2009 compared with the first quarter 2009.

Operating Expenses

Operating expenses decreased 7% to Ps. 543 million in the second quarter 2009 compared to Ps. 585 million for the first quarter 2009. Operating expenses as a percentage of net sales represented 13% during the second quarter 2009 and 12% during the second quarter 2008.

Operating Income

Operating income decreased 6% from an operating income of Ps. 385 million in the first quarter 2009 to Ps. 362 million of operating incomet for the second quarter 2009. The operating income as a percentage of net sales in the second quarter 2009 was 7% compared to 8% in the first quarter 2009. The decrease in operating income is due to lower shipments of 7% during the second quarter 2009 compared with the first quarter 2009.

Comprehensive Financial Cost

Comprehensive financial cost for the second quarter 2009 represented an expense of Ps. 121 million compared with an income of Ps. 60 million for the first quarter 2009. Net interest expense was Ps. 8 million in the second quarter 2009 compared with Ps. 3 million of net interest expense in the first quarter 2009. At the same time we registered an exchange loss of Ps. 113 million in the second quarter 2009 compared with an exchange gain of Ps. 63 million in the first quarter 2009.

Other Expenses (Income) net

The company recorded other expenses net of Ps. 1 million in the second quarter 2009 compared with other income net of Ps. 2 million for the first quarter 2009.

Income Taxes

Income Taxes for the second quarter 2009 was an expense of Ps. 154 million compared to Ps. 7 million of expense for the first quarter 2009.

Net Income

As a result of the foregoing, net income was Ps. 86 million in the second quarter 2009 compared to Ps. 440 million of net income in the first quarter 2009.

Comparative second quarter 2009 vs second quarter 2008

Net Sales

Net sales decreased 57% from Ps. 9,746 million for the second quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 513 million) to Ps. 4,161 million for the second quarter 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 840 million). Sales in tons of finished steel decreased 42% to 471 thousand tons in the second quarter 2009 compared with 817 thousand tons in the second quarter 2008. The total sales outside of Mexico for the second quarter 2009 decreased 77% to Ps. 1,538 million compared with Ps. 6,749 million for the second quarter 2008. Total Mexican sales decreased 12% to 2,623 million in the second quarter 2009 from Ps. 2,997 million in the second quarter 2008. Prices of finished products sold in the second quarter 2009 decreased approximately 26% compared to the second quarter 2008.

Direct Cost of Sales

Direct cost of sales decreased 58% from Ps. 7,693 million in the second quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 308 million) to Ps. 3,256 million for the second quarter 2009 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 584 million). With respect to sales, in the second quarter 2009, the direct cost of sales represents 78% compared to 79% for the second quarter 2008. The average cost of raw materials used to produce steel products decreased 25% in the second quarter 2009 versus the second quarter 2008, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit

Marginal profit for the second quarter 2009 decreased 56% to Ps. 905 million (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 256 million) compared to Ps. 2,053 million in the second quarter 2008 (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 205 million). The marginal profit as a percentage of net sales for the second quarter 2009 was 21% compared with 21% for the second quarter 2008. The decline in marginal profit is due to lower shipments of 42% during the second quarter 2009 compared with the second quarter 2008.

Operating Expenses

Operating expenses increased 25% to Ps. 543 million in the second quarter 2009 compared to Ps. 434 million for the second quarter 2008. Operating expenses as a percentage of net sales represented 13% during the second quarter 2009 and 4% during the second quarter 2008.

Operating Income

Operating income decreased 78% from an operating income of Ps. 1,619 million in the second quarter 2008 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 152 million) to Ps. 362 million of operating income for the second quarter 2009 (including the operating loss generated by the newly acquired plants of Grupo San of Ps. 32 million). The operating income as a percentage of net sales in the second quarter 2009 was 7% compared to 17% in the second quarter 2008. The decrease in operating income is due to lower shipments of 42% during the second quarter 2009 compared with the second quarter 2008.

Comprehensive Financial Cost

Comprehensive financial cost for the second quarter 2009 represented an expense of Ps. 121 million compared with an expense of Ps. 197 million for the second quarter 2008. Net interest expense was Ps. 8 million in the second quarter 2009 compared with Ps. 37 million of net interest income in the second quarter 2008. At the same time we registered an exchange loss of Ps. 113 million in the second quarter 2009 compared with an exchange loss of Ps. 234 million in the second quarter 2008.

Other Expenses (Income) net

The company recorded other expenses net of Ps. 1 million in the second quarter 2009 compared with other expense net of Ps. 2 million for the second quarter 2008.

Income Taxes

Income Taxes for the second quarter 2009 was an expense of Ps. 154 million compared to Ps. 495 million of income for the second quarter 2008.

Net Income

As a result of the foregoing, net income was Ps. 86 million in the second quarter 2009 compared to Ps. 925 million of net income in the second quarter 2008.

------------------------------------------------------------------------------
Millions of pesos      Six months ended June    Six months         2009
                              30, 2009        ended June 30,        vs.
                                                   2008            2008
------------------------------------------------------------------------------
Sales                          9,242              17,035           (46%)
------------------------------------------------------------------------------
Cost of Sales                  7,367              13,744           (46%)
------------------------------------------------------------------------------
Marginal Profit                1,875               3,291           (43%)
------------------------------------------------------------------------------
Operating Expenses             1,128                794             42%
------------------------------------------------------------------------------
Operating Income                747                2,497           (70%)
------------------------------------------------------------------------------
EBITDA                         1,292               2,763           (53%)
------------------------------------------------------------------------------
Net Profit                      525                1,517           (65%)
------------------------------------------------------------------------------
Sales outside Mexico           3,760              12,172           (69%)
------------------------------------------------------------------------------
Sales in Mexico                5,482               4,863            13%
------------------------------------------------------------------------------
Total sales (tons)              977                1,562           (37%)
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(Millions of pesos)                                       2Q'09 vs    2Q'09 vs
                           2Q'09      1Q'09     2Q'08      1Q'09       2Q'08
-------------------------------------------------------------------------------
Sales                      4,161      5,081     9,746      (18%)       (57%)
-------------------------------------------------------------------------------
Cost of Sales              3,256      4,111     7,693      (21%)       (58%)
-------------------------------------------------------------------------------
Marginal Profit             905        970      2,053       (7%)       (56%)
-------------------------------------------------------------------------------
Operating Expenses          543        585        434       (7%)        25%
-------------------------------------------------------------------------------
Operating Income            362        385      1,619       (6%)       (78%)
-------------------------------------------------------------------------------
EBITDA                      632        660      1,755       (4%)       (64%)
-------------------------------------------------------------------------------
Net Profit                  86         440        925      (80%)       (91%)
-------------------------------------------------------------------------------
Sales outside Mexico       1,538      2,222     6,749      (31%)       (77%)
-------------------------------------------------------------------------------
Sales in Mexico            2,623      2,859     2,997       (8%)       (12%)
-------------------------------------------------------------------------------
Total sales (tons)          471        506        817       (7%)       (42%)
-------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                  Thousands of   Million     Average     Thousands of   Million of   Average
                    tons six    of pesos    price per      tons six     pesos six    price per
                  months ended  six months  ton six     months ended     months      ton six
                  June 30,2009   ended       months     June 30,2008   ended June     months
                                June 30,   ended June                   30, 2008    ended June
Product                           2009       30, 2009                                 30, 2008
----------------------------------------------------------------------------------------------
SBQ                     416      4,641       11,156          1,144       12,873       11,253
----------------------------------------------------------------------------------------------
Light Structural         80        773        9,663            101          966        9,564
----------------------------------------------------------------------------------------------
Structural               95        959       10,095            110        1,120       10,182
----------------------------------------------------------------------------------------------
Rebar                   328      2,377        7,247            194        1,875        9,665
----------------------------------------------------------------------------------------------
Others                   58        492            -             13          201            -
----------------------------------------------------------------------------------------------
Total                   977      9,242        9,460          1,562       17,035       10,906
----------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
                                             Average                                                           Average
                        Thousands  Millions   price     Thousands  Millions   Average    Thousands  Millions    price
                         of tons   of pesos  per ton    of tons   of pesos  price per     of tons   of pesos   per ton
  Product                 2Q'09     2Q'09      Q'09      1Q'09     1Q'09    ton 1Q'09      2Q'08     2Q'08      2Q'08
----------------------------------------------------------------------------------------------------------------------
SBQ                        201      2,020    10,050        215      2,621     12,191        579      7,124     12,304
----------------------------------------------------------------------------------------------------------------------
Light Structural            33        308     9,333         47        464      9,872         47        512     10,894
----------------------------------------------------------------------------------------------------------------------
Structural                  45        452    10,044         50        507     10,140         55        616     11,200
----------------------------------------------------------------------------------------------------------------------
Rebar                      165      1,136     6,885        163      1,241      7,613        124      1,325     10,685
----------------------------------------------------------------------------------------------------------------------
Others                      27        245         -         31        248          -         12        169          -
----------------------------------------------------------------------------------------------------------------------
Total                      471      4,161     8,834        506      5,081     10,042        817      9,746     11,929
----------------------------------------------------------------------------------------------------------------------

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:2 YEAR: 2009

GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           AT JUNE 30 OF 2009 AND 2008
                          (thousands of Mexican pesos)

----------------------------------------------------------------------------------------------------------------------
     REF                            CONCEPTS                                 CURRENT YEAR           PREVIOUS YEAR
      S
----------------------------------------------------------------------------------------------------------------------
                                                                          AMOUNT          %      AMOUNT            %
----------------------------------------------------------------------------------------------------------------------
     s01 TOTAL ASSETS                                                    30,653,915      100    23,319,233        100
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
     s02 CURRENT ASSETS                                                  13,156,456       43    12,731,537         43
----------------------------------------------------------------------------------------------------------------------
     s03 CASH AND SHORT-TERM INVESTMENTS                                  1,296,471        4       682,959          2
----------------------------------------------------------------------------------------------------------------------
     s04 ACCOUNTS AND NOTES RECEIVABLE (NET)                              2,851,415        9     4,581,721         16
----------------------------------------------------------------------------------------------------------------------
     s05 OTHER ACCOUNTS AND NOTES RECEIVABLE                                567,661        2       485,979          2
----------------------------------------------------------------------------------------------------------------------
     s06 INVENTORIES                                                      8,197,742       27     6,740,789         23
----------------------------------------------------------------------------------------------------------------------
     s07 OTHER CURRENT ASSETS                                               243,167        1       240,069          1
----------------------------------------------------------------------------------------------------------------------
     s08 LONG-TERM                                                                0        0             0          0
----------------------------------------------------------------------------------------------------------------------
     s09 ACCOUNTS AND NOTES RECEIVABLE (NET)                                      0        0             0          0
----------------------------------------------------------------------------------------------------------------------
     s10 INVESTMENT IN SHARES OF NON-CONSOLIDATED
           SUBSIDIARIES AND ASSOCIATES                                            0        0             0          0
----------------------------------------------------------------------------------------------------------------------
     s11 OTHER INVESTMENTS                                                        0        0             0          0
----------------------------------------------------------------------------------------------------------------------
     s12 PROPERTY, PLANT AND EQUIPMENT (NET)                             10,006,587       33     9,413,206         32
----------------------------------------------------------------------------------------------------------------------
     s13 LAND AND BULIDINGS                                               3,724,127       12     3,391,380         12
----------------------------------------------------------------------------------------------------------------------
     s14 MACHINERY AND INDUSTRIAL EQUIPMENT                              12,744,809       42    11,877,755         41
----------------------------------------------------------------------------------------------------------------------
     s15 OTHER EQUIPMENT                                                    231,917        1       230,955          1
----------------------------------------------------------------------------------------------------------------------
     s16 ACCUMULATED DEPRECIATION                                         7,174,185       23     6,390,553         22
----------------------------------------------------------------------------------------------------------------------
     s17 CONSTRUCTION IN PROGRESS                                           479,919        2       303,669          1
----------------------------------------------------------------------------------------------------------------------
     s18 OTHER INTANGIBLE ASSETS AND  DEFERRED ASSETS (NET)               7,368,649       24     7,071,947         24
----------------------------------------------------------------------------------------------------------------------
     s19 OTHER ASSETS                                                       122,223        0       102,543          0
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
     s20 TOTAL LIABILITIES                                                8,912,103      100     9,647,944        100
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
     s21 CURRENT LIABILITIES                                              4,525,964       51     6,080,054         63
----------------------------------------------------------------------------------------------------------------------
     s22 SUPPLIERS                                                        2,501,299       28     3,623,360         38
----------------------------------------------------------------------------------------------------------------------
     s23 BANK LOANS                                                          30,365        0       925,569         10
----------------------------------------------------------------------------------------------------------------------
     s24 STOCK MARKET LOANS                                                   3,987        0         3,106          0
----------------------------------------------------------------------------------------------------------------------
    s103 OTHER LOANS WITH COST                                                    0        0             0          0
----------------------------------------------------------------------------------------------------------------------
     s25 TAXES PAYABLE                                                      307,956        3       657,482          7
----------------------------------------------------------------------------------------------------------------------
     s26 OTHER CURRENT LIABILITIES WITHOUT COST                           1,682,357       19       870,537          9
----------------------------------------------------------------------------------------------------------------------
     s27 LONG-TERM LIABILITIES                                                    0        0             0          0
----------------------------------------------------------------------------------------------------------------------
     s28 BANK LOANS                                                               0        0             0          0
----------------------------------------------------------------------------------------------------------------------
     s29 STOCK MARKET LOANS                                                       0        0             0          0
----------------------------------------------------------------------------------------------------------------------
     s30 OTHER LOANS WITH COST                                                    0        0             0          0
----------------------------------------------------------------------------------------------------------------------
     s31 DEFERRED LIABILITIES                                                     0        0             0          0
----------------------------------------------------------------------------------------------------------------------
     s32 OTHER NON-CURRENT LIABILITIES WITHOUT COST                       4,386,139       49     3,567,890         37
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
     s33 CONSOLIDATED STOCKHOLDERS' EQUITY                               21,741,812      100    19,671,289        100
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
     s34 MINORITY INTEREST                                                2,760,394       13     2,653,495         13
----------------------------------------------------------------------------------------------------------------------
     s35 MAJORITY INTEREST                                               18,981,418       87    17,017,794         87
----------------------------------------------------------------------------------------------------------------------
     s36 CONTRIBUTED CAPITAL                                              8,350,900       38     8,350,900         42
----------------------------------------------------------------------------------------------------------------------
     S79 CAPITAL STOCK                                                    4,142,696       19     4,030,427         23
----------------------------------------------------------------------------------------------------------------------
     s39 PREMIUM ON ISSUANCE OF SHARES                                    4,208,204       19     3,151,317         16
----------------------------------------------------------------------------------------------------------------------
     s40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                               0        0     1,169,156          6
----------------------------------------------------------------------------------------------------------------------
     s41 EARNED CAPITAL                                                  10,630,518       49     8,666,894         44
----------------------------------------------------------------------------------------------------------------------
     s42 RETAINED EARNINGS AND CAPITAL RESERVES                          10,329,465       48     9,807,191         50
----------------------------------------------------------------------------------------------------------------------
     s44 OTHER ACCUMULATED COMPREHENSIVE RESULT                             301,053        1   (1,140,297)        (6)
----------------------------------------------------------------------------------------------------------------------
     s80 SHARES REPURCHASED                                                       0        0             0          0
----------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                QUARTER: 2 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                  CURRENT YEAR              PREVIOUS YEAR
   S
---------------------------------------------------------------------------------------------------------------------------
                                                                          AMOUNT             %        AMOUNT           %
---------------------------------------------------------------------------------------------------------------------------
     s03 CASH AND SHORT-TERM INVESTMENTS                                  1,296,471          100      682,959          100
---------------------------------------------------------------------------------------------------------------------------
     s46 CASH                                                             1,011,824           78      477,752           70
---------------------------------------------------------------------------------------------------------------------------
     s47 SHORT-TERM INVESTMENTS                                             284,647           22      205,207           30
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s07 OTHER CURRENT ASSETS                                               243,167          100      240,089          100
---------------------------------------------------------------------------------------------------------------------------
     s81 DERIVATIVE FINANCIAL INSTRUMENTS                                         0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s82 DISCONTINUED OPERATIONS                                                  0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s83 OTHER                                                              243,167          100      240,089          100
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s18 OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)                7,368,649          100    7,071,947          100
---------------------------------------------------------------------------------------------------------------------------
     s48 DEFERRED EXPENSES                                                3,153,149           43      281,730            4
---------------------------------------------------------------------------------------------------------------------------
     s49 GOODWILL                                                         4,166,160           57    6,688,578           95
---------------------------------------------------------------------------------------------------------------------------
     s51 OTHER                                                               49,340            1      101,639            1
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s19 OTHER ASSETS                                                       122,223          100      102,543          100
---------------------------------------------------------------------------------------------------------------------------
     s84 INTANGIBLE ASSET FROM LABOR OBLIGATIONS                                  0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s85 DERIVATIVE FINANCIAL INSTRUMENTS                                         0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s50 DEFERRED TAXES                                                           0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s86 DISCONTINUED OPERATIONS                                                  0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s87 OTHER                                                              122,223          100      102,543          100
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s21 CURRENT LIABILITIES                                              4,525,964          100    6,080,054          100
---------------------------------------------------------------------------------------------------------------------------
     s52 FOREIGN CURRENCY LIABILITIES                                     1,962,229           43    1,876,180           31
---------------------------------------------------------------------------------------------------------------------------
     s53 MEXICAN PESOS LIABILITIES                                        2,563,735           57    4,203,874           69
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s26 OTHER CURRENT LIABILITIES WITHOUT COST                           1,682,357          100      870,537          100
---------------------------------------------------------------------------------------------------------------------------
     s88 DERIVATIVE FINANCIAL INSTRUMENTS                                   331,580           20            0            0
---------------------------------------------------------------------------------------------------------------------------
     s89 INTEREST LIABILITIES                                                 5,340            0        3,880            0
---------------------------------------------------------------------------------------------------------------------------
     s68 PROVISIONS                                                               0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s90 DISCONTINUED OPERATIONS                                                  0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s58 OTHER CURRENT LIABILITIES                                        1,345,437           80      866,657          100
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s27 LONG-TERM LIABILITIES                                                    0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s59 FOREIGN CURRENCY LIABILITIES                                             0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s60 MEXICAN PESOS LIABILITIES                                                0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s31 DEFERRED LIABILITIES                                                     0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s65 NEGATIVE GOODWILL                                                        0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s67 OTHER                                                                    0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s32 OTHER NON CURRENT LIABILITIES WITHOUT COST                       4,386,139          100    3,567,890          100
---------------------------------------------------------------------------------------------------------------------------
     s66 DEFERRED TAXES                                                   4,305,403           98    3,395,141           95
---------------------------------------------------------------------------------------------------------------------------
     s91 OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE                    32,316            1      113,268            3
---------------------------------------------------------------------------------------------------------------------------
     s92 DISCONTINUED OPERATIONS                                                  0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s69 OTHER LIABILITIES                                                   48,420            1       59,481            2
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s79 CAPITAL STOCK                                                    4,142,696          100    4,030,427          100
---------------------------------------------------------------------------------------------------------------------------
     s37 CAPITAL STOCK (NOMINAL)                                          2,420,230           58    2,308,106           57
---------------------------------------------------------------------------------------------------------------------------
     s69 RESTATEMENT OF CAPITAL STOCK                                     1,722,466           42    1,722,321           43
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                QUARTER: 2 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                  CURRENT YEAR              PREVIOUS YEAR
   S
---------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT           %         AMOUNT            %
---------------------------------------------------------------------------------------------------------------------------
     s42 RETAINED EARNINGS AND CAPITAL RESERVES                          10,329,465        100      9,807,191          100
---------------------------------------------------------------------------------------------------------------------------
     s93 LEGAL RESERVE                                                            0          0              0            0
---------------------------------------------------------------------------------------------------------------------------
     s43 RESERVE FOR REPURCHASE OF SHARES                                   200,612          2        200,612            2
---------------------------------------------------------------------------------------------------------------------------
     s94 OTHER RESERVES                                                           0          0              0            0
---------------------------------------------------------------------------------------------------------------------------
     s95 RETAINED EARNINGS                                                9,307,346         90      8,481,722           86
---------------------------------------------------------------------------------------------------------------------------
     s45 NET INCOME FOR THE YEAR                                            821,507          8      1,124,857           11
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s44 OTHER ACCUMULATED COMPREHENSIVE RESULT                             301,053        100    (1,140,297)          100
---------------------------------------------------------------------------------------------------------------------------
     s70 ACCUMULATED MONETARY RESULT                                              0          0              0            0
---------------------------------------------------------------------------------------------------------------------------
     s71 RESULT FROM HOLDING NON-MONETARY ASSETS                                  0          0              0            0
---------------------------------------------------------------------------------------------------------------------------
     s96 CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION
                                                                            539,791        179      (169,784)           15
---------------------------------------------------------------------------------------------------------------------------
     s97 CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS
                                                                          (238,738)       (79)              0            0
---------------------------------------------------------------------------------------------------------------------------
     s98 CUMULATIVE EFFECT OF DEFERRED INCOME TAXES                               0          0      (970,513)           85
---------------------------------------------------------------------------------------------------------------------------
     s99 LABOR OBLIGATION ADJUSTMENT                                              0          0              0            0
---------------------------------------------------------------------------------------------------------------------------
    s100 OTHER                                                                    0          0              0            0
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                QUARTER: 2 YEAR: 2009
GRUPO SIMEC, S.A. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

-------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                  CURRENT YEAR            PREVIOUS YEAR
   S
-------------------------------------------------------------------------------------------------------------------
                                                                                AMOUNT                    AMOUNT
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
  S72    WORKING CAPITAL                                                       8,630,492                 6,651,483
-------------------------------------------------------------------------------------------------------------------
  S73    PENSIONS FUND AND SENIORITY PREMIUMS                                          0                    98,990
-------------------------------------------------------------------------------------------------------------------
  S74    EXECUTIVES (*)                                                               60                        60
-------------------------------------------------------------------------------------------------------------------
  S75    EMPLOYERS (*)                                                             1,640                     2,077
-------------------------------------------------------------------------------------------------------------------
  S76    WORKERS (*)                                                               2,569                     3,855
-------------------------------------------------------------------------------------------------------------------
  S77    COMMON SHARES (*)                                                   497,709,214               474,621,611
-------------------------------------------------------------------------------------------------------------------
  S78    REPURCHASED SHARES (*)                                                        0                         0
-------------------------------------------------------------------------------------------------------------------
  S101   RESTRICTED CASH                                                               0                         0
-------------------------------------------------------------------------------------------------------------------
  S102   NET DEBT OF NON CONSOLIDATED COMPANIES                                  508,288                         0
-------------------------------------------------------------------------------------------------------------------

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                               QUARTER: 2 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                   FROM JANUARY 1 TO JUNE 30 OF 2009 AND 2008
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                                 CURRENT YEAR              PREVIOUS YEAR
   R
------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT          %         AMOUNT          %
------------------------------------------------------------------------------------------------------------------------
     r01 NET SALES                                                        9,242,065       100      17,034,660       100
------------------------------------------------------------------------------------------------------------------------
     r02 COST OF SALES                                                    7,367,072        80      13,743,665        81
------------------------------------------------------------------------------------------------------------------------
     r03 GROSS PROFIT                                                     1,874,993        20       3,290,995        19
------------------------------------------------------------------------------------------------------------------------
     r04 OPERATING EXPENSES                                               1,128,430        12         793,922         5
------------------------------------------------------------------------------------------------------------------------
     r05 OPERATING INCOME                                                   746,563         8       2,497,073        15
------------------------------------------------------------------------------------------------------------------------
     r08 OTHER INCOME AND (EXPENSE), NET                                        469         0           3,970         0
------------------------------------------------------------------------------------------------------------------------
     r06 COMPREHENSIVE FINANCING RESULT                                    (60,645)         0       (258,458)       (2)
------------------------------------------------------------------------------------------------------------------------
     r12 EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND
         ASSOCIATES                                                               0         0               0         0
------------------------------------------------------------------------------------------------------------------------
     r48 NON ORDINARY ITEMS                                                       0         0               0         0
------------------------------------------------------------------------------------------------------------------------
     r09 INCOME BEFORE INCOME TAXES                                         686,387         7       2,242,585        13
------------------------------------------------------------------------------------------------------------------------
     r10 INCOME TAXES                                                       160,775         2         725,611         4
------------------------------------------------------------------------------------------------------------------------
     r11 INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS                       525,612         6       1,516,974         9
------------------------------------------------------------------------------------------------------------------------
     r14 DISCONTINUED OPERATIONS                                                  0         0               0         0
------------------------------------------------------------------------------------------------------------------------
     r18 NET CONSOLIDATED INCOME                                            525,612         6       1,516,974         9
------------------------------------------------------------------------------------------------------------------------
     r19 NET INCOME OF MINORITY INTEREST                                  (295,895)       (3)         392,117         2
------------------------------------------------------------------------------------------------------------------------
     r20 NET INCOME OF MAJORITY INTEREST                                    821,507         9       1,124,857         7
------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                QUARTER: 2 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

-------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                  CURRENT YEAR              PREVIOUS YEAR
   R
-------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT          %         AMOUNT          %
------------------------------------------------------------------------------------------------------------------------
     r01 NET SALES                                                        9,242,065       100      17,034,660       100
------------------------------------------------------------------------------------------------------------------------
     r21 DOMESTIC                                                         5,481,918        59       4,862,354        29
------------------------------------------------------------------------------------------------------------------------
     r22 FOREIGN                                                          3,760,147        41      12,172,306        71
------------------------------------------------------------------------------------------------------------------------
     r23 TRANSLATED INTO DOLLARS (***)                                      269,294                 1,152,841
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
     r08 OTHER INCOME AND (EXPENSE), NET                                        469       100           3,970       100
------------------------------------------------------------------------------------------------------------------------
     r49 OTHER INCOME AND (EXPENSE), NET                                        469       100          14,685       370
------------------------------------------------------------------------------------------------------------------------
     r34 EMPLOYEES' PROFIT SHARING EXPENSES                                       0         0          10,715       270
------------------------------------------------------------------------------------------------------------------------
     r35 DEFERRED EMPLOYEES' PROFIT SHARING                                       0         0               0         0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
     r06 COMPREHENSIVE FINANCING RESULT                                    (60,645)       100       (258,458)       100
------------------------------------------------------------------------------------------------------------------------
     r24 INTEREST EXPENSE                                                    29,622      (49)          14,280       (6)
------------------------------------------------------------------------------------------------------------------------
     r42 GAIN (LOSS) ON RESTATEMENT OF UDI'S                                      0         0               0         0
------------------------------------------------------------------------------------------------------------------------
     r45 OTHER FINANCE COSTS                                                      0         0               0         0
------------------------------------------------------------------------------------------------------------------------
     r26 INTEREST INCOME                                                     18,082        30         106,609        41
------------------------------------------------------------------------------------------------------------------------
     r46 OTHER FINANCIAL PRODUCTS                                                 0         0               0         0
------------------------------------------------------------------------------------------------------------------------
     r25 FOREIGN EXCHANGE GAIN (LOSS), NET                                 (49,105)      (81)       (350,787)     (136)
------------------------------------------------------------------------------------------------------------------------
     r28 RESULT FROM MONETARY POSITION                                            0         0               0         0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
     r10 INCOME TAXES                                                       160,775       100         725,611       100
------------------------------------------------------------------------------------------------------------------------
     r32 INCOME TAX                                                          55,990        35         383,276        53
------------------------------------------------------------------------------------------------------------------------
     r33 DEFERRED INCOME TAX                                                104,785        65         342,335        47
------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                QUARTER: 2 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

-------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                  CURRENT YEAR            PREVIOUS YEAR
   R
-------------------------------------------------------------------------------------------------------------------
                                                                                AMOUNT                    AMOUNT
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
  r36    TOTAL SALES                                                           9,496,823                17,271,602
-------------------------------------------------------------------------------------------------------------------
  r37    TAX RESULT FOR THE YEAR                                                       0                         0
-------------------------------------------------------------------------------------------------------------------
  r38    NET SALES (**)                                                       27,392,625                28,583,872
-------------------------------------------------------------------------------------------------------------------
  r39    OPERATION INCOME (**)                                                 1,364,719                 3,077,882
-------------------------------------------------------------------------------------------------------------------
  r40    NET INCOME OF MAJORITY INTEREST (**)                                  1,492,787                 1,678,350
-------------------------------------------------------------------------------------------------------------------
  r41    NET CONSOLIDATED INCOME (**)                                            908,987                 1,946,380
-------------------------------------------------------------------------------------------------------------------
  r47    OPERATIVE DEPRECIATION AND AMORTIZATION                                 544,749                   266,162
-------------------------------------------------------------------------------------------------------------------

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                QUARTER: 2 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                    FROM APRIL 1 TO JUNE 30 OF 2009 AND 2008
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                                 CURRENT YEAR              PREVIOUS YEAR
   R
------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT          %         AMOUNT          %
------------------------------------------------------------------------------------------------------------------------
     r01 NET SALES                                                        4,161,424       100       9,746,693       100
------------------------------------------------------------------------------------------------------------------------
     r02 COST OF SALES                                                    3,256,342        78       7,693,302        79
------------------------------------------------------------------------------------------------------------------------
     r03 GROSS PROFIT                                                       905,082        22       2,053,391        21
------------------------------------------------------------------------------------------------------------------------
     r04 OPERATING EXPENSES                                                 543,148        13         434,548         4
------------------------------------------------------------------------------------------------------------------------
     r05 OPERATING INCOME                                                   361,934         9       1,618,843        17
------------------------------------------------------------------------------------------------------------------------
     r08 OTHER INCOME AND (EXPENSE), NET                                    (1,383)         0         (1,729)         0
------------------------------------------------------------------------------------------------------------------------
     r06 COMPREHENSIVE FINANCING RESULT                                   (120,570)       (3)       (196,599)       (2)
------------------------------------------------------------------------------------------------------------------------
     r12 EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND
         ASSOCIATES                                                               0         0               0         0
------------------------------------------------------------------------------------------------------------------------
     r48 NON ORDINARY ITEMS                                                       0         0               0         0
------------------------------------------------------------------------------------------------------------------------
     r09 INCOME BEFORE INCOME TAXES                                         239,981         6       1,420,515        15
------------------------------------------------------------------------------------------------------------------------
     r10 INCOME TAXES                                                       154,041         4         495,431         5
------------------------------------------------------------------------------------------------------------------------
     r11 INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS                        85,940         2         925,084         9
------------------------------------------------------------------------------------------------------------------------
     r14 DISCONTINUED OPERATIONS                                                  0         0               0         0
------------------------------------------------------------------------------------------------------------------------
     r18 NET CONSOLIDATED INCOME                                             85,940         2         925,084         9
------------------------------------------------------------------------------------------------------------------------
     r19 NET INCOME OF MINORITY INTEREST                                  (190,672)       (5)         273,100         3
------------------------------------------------------------------------------------------------------------------------
     r20 NET INCOME OF MAJORITY INTEREST                                    276,612         7         651,984         7
------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                QUARTER: 2 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                  CURRENT YEAR              PREVIOUS YEAR
   R
------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT          %         AMOUNT          %
------------------------------------------------------------------------------------------------------------------------
    rt01 NET SALES                                                        4,161,424       100       9,746,693       100
------------------------------------------------------------------------------------------------------------------------
    rt21 DOMESTIC                                                         2,622,826        63       2,997,397        31
------------------------------------------------------------------------------------------------------------------------
    rt22 FOREIGN                                                          1,538,598        37       6,749,296        69
------------------------------------------------------------------------------------------------------------------------
    rt23 TRANSLATED INTO DOLLARS (***)                                      115,784                   646,224
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
    rt08 OTHER INCOME AND (EXPENSE), NET                                    (1,383)       100         (1,729)       100
------------------------------------------------------------------------------------------------------------------------
    rt49 OTHER INCOME AND (EXPENSE), NET                                    (1,383)       100           8,986       520
------------------------------------------------------------------------------------------------------------------------
    rt34 EMPLOYEES' PROFIT SHARING EXPENSES                                       0         0          10,715     (620)
------------------------------------------------------------------------------------------------------------------------
    rt35 DEFERRED EMPLOYEES' PROFIT SHARING                                       0         0               0         0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
    rt06 COMPREHENSIVE FINANCING RESULT                                   (120,570)       100       (196,599)       100
------------------------------------------------------------------------------------------------------------------------
    rt24 INTEREST EXPENSE                                                    16,144      (13)           9,232       (5)
------------------------------------------------------------------------------------------------------------------------
    rt42 GAIN (LOSS) ON RESTATEMENT OF UDI'S                                      0         0               0         0
------------------------------------------------------------------------------------------------------------------------
    rt45 OTHER FINANCE COSTS                                                      0         0               0         0
------------------------------------------------------------------------------------------------------------------------
    rt26 INTEREST INCOME                                                      8,287         7          46,187        23
------------------------------------------------------------------------------------------------------------------------
    rt46 OTHER FINANCIAL PRODUCTS                                                 0         0               0         0
------------------------------------------------------------------------------------------------------------------------
    rt25 FOREIGN EXCHANGE GAIN (LOSS), NET                                (112,713)      (93)       (233,554)     (119)
------------------------------------------------------------------------------------------------------------------------
    rt28 RESULT FROM MONETARY POSITION                                            0         0               0         0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
    rt10 INCOME TAXES                                                       154,041       100         495,431       100
------------------------------------------------------------------------------------------------------------------------
    rt32 INCOME TAX                                                         216,099       140         263,441        53
------------------------------------------------------------------------------------------------------------------------
    rt33 DEFERRED INCOME TAX                                               (62,058)      (40)         231,990        47
------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                QUARTER: 2 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

-----------------------------------------------------------------------------------------------------------------------------
   REF                                        CONCEPTS                                       CURRENT YEAR    PREVIOUS YEAR
    RT
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                AMOUNT           AMOUNT
-----------------------------------------------------------------------------------------------------------------------------
      rt47 OPERATIVE DEPRECIATION AND AMORTIZATION                                              269,832          136,102
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                QUARTER: 2 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                   FROM JANUARY 1 TO JUNE 30 OF 2009 AND 2008
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                  CURRENT YEAR              PREVIOUS YEAR
   C
---------------------------------------------------------------------------------------------------------------------
                                                                                 AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------
         ACTIVITIES OF OPERATION
---------------------------------------------------------------------------------------------------------------------
  e01    INCOME (LOSS) BEFORE INCOME TAXES                                         686,387                 2,242,585
---------------------------------------------------------------------------------------------------------------------
  e02    + (-) ITEMS NOT REQUIRING CASH                                                  0                   152,261
---------------------------------------------------------------------------------------------------------------------
  e03    + (-) ITEMS RELATED TO INVESTING ACTIVITIES                               515,781                   159,553
---------------------------------------------------------------------------------------------------------------------
  e04    + (-) ITEMS RELATED TO FINANCING ACTIVITIES                                29,622                    14,280
---------------------------------------------------------------------------------------------------------------------
  e05    CASH FLOW BEFORE INCOME TAX                                             1,231,790                 2,568,679
---------------------------------------------------------------------------------------------------------------------
  e06    CASH FLOW PROVIDED OR USED IN OPERATION                                 (427,593)               (1,596,374)
---------------------------------------------------------------------------------------------------------------------
  e07    CASH FLOW PROVIDED OF OPERATING ACTIVITIES                                804,197                   972,305
---------------------------------------------------------------------------------------------------------------------
         INVESTMENT ACTIVITIES
---------------------------------------------------------------------------------------------------------------------
  e08    NET CASH FLOW FROM INVESTING ACTIVITIES                                 (100,506)               (8,522,620)
---------------------------------------------------------------------------------------------------------------------
  e09    CASH FLOW AFTER INVESTING ACTIVITIES                                      703,691               (7,550,315)
---------------------------------------------------------------------------------------------------------------------
         FINANCING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------
  e10    NET CASH FROM FINANCING ACTIVITIES                                         15,395                 2,102,432
---------------------------------------------------------------------------------------------------------------------
  e11    NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                      719,086               (5,447,883)
---------------------------------------------------------------------------------------------------------------------
  e12    TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS                          644                 (265,313)
---------------------------------------------------------------------------------------------------------------------
  e13    CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD                      576,741                 6,396,155
---------------------------------------------------------------------------------------------------------------------
  e14    CASH AND CASH EQUIVALENTS AT THE END OF PERIOD                          1,296,471                   682,959
---------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                QUARTER: 2 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)

-------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                 CURRENT YEAR              PREVIOUS YEAR
   C
-------------------------------------------------------------------------------------------------------------------
                                                                                AMOUNT                    AMOUNT
-------------------------------------------------------------------------------------------------------------------
  e02    + (-) ITEMS NOT REQUIRING CASH                                                0                   152,261
-------------------------------------------------------------------------------------------------------------------
  e15    + ESTIMATES FOR THE PERIOD                                                    0                         0
-------------------------------------------------------------------------------------------------------------------
  e16    + PROVISIONS FOR THE PERIOD                                                   0                   152,261
-------------------------------------------------------------------------------------------------------------------
  e17    + (-) OTHER UNREALIZED ITEMS                                                  0                         0
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
  e03    + (-) ITEMS RELATED TO INVESTING ACTIVITIES                             515,781                   159,553
-------------------------------------------------------------------------------------------------------------------
  e18    +   DEPRECIATION AND AMORTIZATION FOR THE PERIOD                        544,749                   266,162
-------------------------------------------------------------------------------------------------------------------
  e19    (-) + GAIN OR LOSS ON SALE PROPERTY, PLANT AND EQUIPMENT                      0                         0
-------------------------------------------------------------------------------------------------------------------
  e20    + IMPAIRMENT LOSS                                                             0                         0
-------------------------------------------------------------------------------------------------------------------
  e21    (-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES                      0                         0
-------------------------------------------------------------------------------------------------------------------
  e22    (-) DIVIDENDS RECEIVED                                                        0                         0
-------------------------------------------------------------------------------------------------------------------
  e23    (-) INTEREST INCOME                                                    (18,082)                 (106,609)
-------------------------------------------------------------------------------------------------------------------
  e24    (-) + OTHER ITEMS                                                      (10,886)                         0
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
  e04    + (-) ITEMS RELATED TO FINANCING ACTIVITIES                              29,622                    14,280
-------------------------------------------------------------------------------------------------------------------
  e25    + ACCRUED INTEREST                                                       29,622                    14,280
-------------------------------------------------------------------------------------------------------------------
  e26    + (-) OTHER ITEMS                                                             0                         0
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
  e06    CASH FLOW PROVIDED OR USED IN OPERATION                               (427,593)               (1,596,374)
-------------------------------------------------------------------------------------------------------------------
  e27    + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                          4,869               (1,707,977)
-------------------------------------------------------------------------------------------------------------------
  e28    + (-) DECREASE (INCREASE) IN INVENTORIES                                515,955               (1,163,022)
-------------------------------------------------------------------------------------------------------------------
  e29    + (-)DECREASE (INCREASE) IN IN OTHER ACCOUNT RECEIVABLES              (258,223)                   181,340
-------------------------------------------------------------------------------------------------------------------
  e30    + (-) INCREASE DECREASE IN SUPPLIERS                                  (812,057)                 1,273,403
-------------------------------------------------------------------------------------------------------------------
  e31    + (-)INCREASE DECREASE IN OTHER LIABILITIES                             534,663                    20,141
-------------------------------------------------------------------------------------------------------------------
  e32    + (-) INCOME TAXES PAID OR RETURNED                                   (412,800)                 (200,259)
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
  e08    NET CASH FLOW FROM INVESTING ACTIVITIES                               (100,506)               (8,522,620)
-------------------------------------------------------------------------------------------------------------------
  e33    (-) PERMANENT INVESTMENT IN SHARES                                            0                         0
-------------------------------------------------------------------------------------------------------------------
  e34    + DISPOSITION OF PERMANENT INVESTMENT IN SHARES                               0               (8,437,170)
-------------------------------------------------------------------------------------------------------------------
  e35    (-) INVESTMENT IN PROPERTY PLANT AND EQUIPMENT                        (118,588)                 (192,059)
-------------------------------------------------------------------------------------------------------------------
  e36    + SALE OF PROPERTY PLANT AND EQUIPMENT                                        0                         0
-------------------------------------------------------------------------------------------------------------------
  e37    (-) INVESTMENT IN INTANGIBLE ASSETS                                           0                         0
-------------------------------------------------------------------------------------------------------------------
  e38    + DISPOSITION OF INTANGIBLE ASSETS                                            0                         0
-------------------------------------------------------------------------------------------------------------------
  e39    + OTHER PERMANENT INVESTMENTS                                                 0                         0
-------------------------------------------------------------------------------------------------------------------
  e40    + DISPOSITION OF OTHER PERMANENT INVESTMENTS                                  0                         0
-------------------------------------------------------------------------------------------------------------------
  e41    + DIVIDEND RECEIVED                                                           0                         0
-------------------------------------------------------------------------------------------------------------------
  e42    + INTEREST RECEIVED                                                      18,082                   106,609
-------------------------------------------------------------------------------------------------------------------
  e43    + (-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS                   0                         0
-------------------------------------------------------------------------------------------------------------------
  e44    + (-) OTHER ITEMS                                                             0                         0
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
  e10    NET CASH FRON FINANCING ACTIVITIES                                       15,395                 2,102,432
-------------------------------------------------------------------------------------------------------------------
  e45    + BANK FINANCING                                                         20,061                 1,234,092
-------------------------------------------------------------------------------------------------------------------
  e46    + STOCK MARKET FINANCING                                                      0                     (176)
-------------------------------------------------------------------------------------------------------------------
  e47    + OTHER FINANCING                                                             0                         0
-------------------------------------------------------------------------------------------------------------------
  e48    (-) BANK FINANCING AMORTIZATION                                               0                 (308,523)
-------------------------------------------------------------------------------------------------------------------
  e49    (-) STOCK MARKET FINANCING AMORTIZATION                                       0                         0
-------------------------------------------------------------------------------------------------------------------
  e50    (-) OTHER FINANCING AMORTIZATION                                              0                         0
-------------------------------------------------------------------------------------------------------------------
  e51    + (-) INCREASE (DECREASE ) IN CAPITAL STOCK                                   0                         0
-------------------------------------------------------------------------------------------------------------------
  e52    (-) DIVIDENS PAID                                                             0                         0
-------------------------------------------------------------------------------------------------------------------
  e53    + PREMIUM ON ISSUANCE OF SHARES                                               0                         0
-------------------------------------------------------------------------------------------------------------------
  e54    + CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                                  0                 1,169,156
-------------------------------------------------------------------------------------------------------------------
  e55    (-) INTEREST EXPENSE                                                   (20,192)                  (14,280)
-------------------------------------------------------------------------------------------------------------------
  e56    (-) REPURCHASE OF SHARES                                                      0                         0
-------------------------------------------------------------------------------------------------------------------
  e57    + (-) OTHER ITEMS                                                        15,526                    22,163
-------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                               QUARTER: 2 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                 DATE PER SHARE
                                  CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
   D                                                                        FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
  d01    BASIC PROFIT PER ORDINARY SHARE (**)                                   $ 1.83                    $ 3.54
---------------------------------------------------------------------------------------------------------------------------
  d02    BASIC PROFIT PER PREFERRED SHARE (**)                                  $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d03    DILUTED PROFIT PER ORDINARY SHARE (**)                                 $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d04    EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON
         SHARE (**)                                                             $ 1.83                    $ 3.54
---------------------------------------------------------------------------------------------------------------------------
  d05    DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)        $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d08    CARRYING VALUE PER SHARE                                               $ 38.14                   $ 35.86
---------------------------------------------------------------------------------------------------------------------------
  d09    CASH DIVIDEND ACCUMULATED PER SHARE                                    $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d10    DIVIDEND IN SHARES PER SHARE                                             0.00 shares               0.00 shares
---------------------------------------------------------------------------------------------------------------------------
  d11    MARKET PRICE TO CARRYING VALUE                                           0.75 times                1.63 times
---------------------------------------------------------------------------------------------------------------------------
  d12    MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE                         15.72 times               16.48 times
---------------------------------------------------------------------------------------------------------------------------
  d13    MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)                    0.00 times                0.00 times
---------------------------------------------------------------------------------------------------------------------------

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                QUARTER: 2 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
   P                                                                        FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
         YIELD
---------------------------------------------------------------------------------------------------------------------------
  p01    NET INCOME TO NET SALES                                                 5.69%                     8.91%
---------------------------------------------------------------------------------------------------------------------------
  p02    NET INCOME TO STOCKHOLDERS' EQUITY (**)                                 4.18%                     9.89%
---------------------------------------------------------------------------------------------------------------------------
  p03    NET INCOME TO TOTAL ASSETS (**)                                         2.97%                     6.64%
---------------------------------------------------------------------------------------------------------------------------
  p04    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                              0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------------
  p05    INCOME DUE TO MONETARY POSITION TO NET INCOME                           0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         ACTIVITY
---------------------------------------------------------------------------------------------------------------------------
  p06    NET SALES TO NET ASSETS (**)                                         0.89 times                0.97 times
---------------------------------------------------------------------------------------------------------------------------
  p07    NET SALES TO FIXED ASSETS (**)                                       2.74 times                3.04 times
---------------------------------------------------------------------------------------------------------------------------
  p08    INVENTORIES TURNOVER (**)                                            2.86 times                4.96 times
---------------------------------------------------------------------------------------------------------------------------
  p09    ACCOUNTS RECEIVABLE IN DAYS OF SALES                                   48 days                   42 days
---------------------------------------------------------------------------------------------------------------------------
  p10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                       5.46%                     2.72%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         LEVERAGE
---------------------------------------------------------------------------------------------------------------------------
  p11    TOTAL LIABILITIES TO TOTAL ASSETS                                      29.07%                    32.91%
---------------------------------------------------------------------------------------------------------------------------
  p12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                            0.41 times                0.49 times
---------------------------------------------------------------------------------------------------------------------------
  p13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                      22.02%                    19.45%
---------------------------------------------------------------------------------------------------------------------------
  p14    LONG-TERM LIABILITIES TO FIXED ASSETS                                   0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------------
  p15    OPERATING INCOME TO INTEREST PAID                                    25.20 times              174.87 times
---------------------------------------------------------------------------------------------------------------------------
  p16    NET SALES TO TOTAL LIABILITIES (**)                                  3.07 times                2.96 times
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         LIQUIDITY
---------------------------------------------------------------------------------------------------------------------------
  p17    CURRENT ASSETS TO CURRENT LIABILITIES                                2.91 times                2.09 times
---------------------------------------------------------------------------------------------------------------------------
  p18    CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES                 1.10 times                0.99 times
---------------------------------------------------------------------------------------------------------------------------
  p19    CURRENT ASSETS TO TOTAL LIABILITIES                                  1.48 times                1.32 times
---------------------------------------------------------------------------------------------------------------------------
  p20    AVAILABLE ASSETS TO CURRENT LIABILITIES                                28.65%                    11.23%
---------------------------------------------------------------------------------------------------------------------------

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 2   YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                DIRECTOR REPORT
                                  CONSOLIDATED

Six-Month Period Ended June 30, 2009 compared to Six-Month Period Ended June 30, 2008

Net Sales

Net sales decreased 46% to Ps. 9,242 million in the six-month period ended June 30, 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,899 million) compared to Ps. 17,035 million in the same period 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 513 million). Shipments of finished steel products decreased 37% to 977 thousand tons in the six-month period ended June 30, 2009 (including the net sales generated by the newly acquired plants of Grupo San of 252 thousand tons) compared to 1,562 thousand tons in the same period 2008 (including the net sales generated by the newly acquired plants of Grupo San of 44 thousand tons). Total sales outside of Mexico in the six-month period ended June 30, 2009 decreased 69% to Ps. 3,760 million (including the net sales generated by the newly acquired plants of Grupo San of Ps. 6 million) compared with Ps. 12,172 million in the same period 2008, (including the net sales generated by the newly acquired plants of Grupo San of Ps. 37 million) while total Mexican sales increased 13% from Ps. 4,863 million in the six-month period ended June 30, 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 476 million) to Ps. 5,482 millions in the same period 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,893 million). The decrease in sales is due to lower shipments during the six-month period ended June 30, 2009, compared to the same period in 2008 (a 585,000 tons decrease). The average price of steel products decreased 13% in the six-month period ended June 30, 2009 compared with the same period of 2008.

Direct Cost of Sales

Direct cost of sales decreased 46% from Ps. 13,744 million in the six-month period ended June 30, 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 308 million) to Ps. 7,367 million in the same period 2009 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 1,241 million). Direct cost of sales as a percentage of net sales represented 80% in the six-month period ended June 30, 2009 compared to 81% in the same period 2008. The average cost of raw materials used to produce steel products decreased 14% in the six-month period ended June 30, 2009 versus the same period 2008, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit

Marginal profit in the six-month period ended June 30, 2009 was Ps. 1,875 million (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 257 million) compared to Ps. 3,291 million in the same period 2008 (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 205 million). Marginal profit as a percentage of net sales in the six-month period ended June 30, 2009 was 20% compared to 19% in the same period 2008. The decline in marginal profit is due to lower shipments of 37% during the six-month period ended June 30, 2009 compared with the same period of 2008.

Operating Expenses

Operating expenses increased 42% to Ps. 1,128 million in the six-month period ended June 30, 2009 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 222 million and the amortization of the tangible and intangible assets of Ps. 179 million registered by the acquisition of Grupo San) compared to Ps. 794 million in the same period 2008 (including the operating expenses from the newly acquired plants of Grupo

San of Ps. 53 million), and represented 12% of net sales in the six-month period ended June 30, 2009 and 5% of net sales in the same period 2008.

Operating Income

Operating income decreased 70% to Ps. 747 million for the six-month period ended June 30, 2009 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 257 million) compared to Ps. 2,497 million in the same period 2008 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 152 million). Operating income as a percentage of net sales was 8% in the six-month period ended June 30, 2009 compared to 15% in the same period 2008. The decline in operating income is due to lower shipments of 37% during the six-month period ended June 30, 2009 compared with the same period of 2008.

Comprehensive Financial Cost

Comprehensive financial cost in the six-month period ended June 30, 2009 represented an expense of Ps. 61 million compared with an expense of Ps. 258 million in the same period 2008. Net interest expense was Ps. 12 million in the six-month period ended June 30, 2009 compared with a net interest income of Ps. 93 million in the same period 2008. At the same time, we registered an exchange loss of Ps. 49 million in the six-month period ended June 30, 2009 compared with an exchange loss of Ps. 351 million in the same period 2008, reflecting a 2.5% increase in the value of the peso versus the dollar in the six-month period ended June 30, 2009 compared to the same period of 2008.

Other Expenses (Income) net

The company recorded other income net of Ps. 0 million in the six-month period ended June 30, 2009 compared to other income net of Ps. 4 million in the same period 2008.

Income Taxes

Income Taxes recorded a provision of Ps. 161 million in the six-month period ended June 30, 2009 (including the provision of Ps. 105 million of deferred income taxes) compared to Ps. 726 million in the same period of 2008 (including the provision of Ps. 342 million of deferred income taxes).

Net Income

As a result of the foregoing, net income decreased by 65% to Ps. 525 million in the six-month period ended June 30, 2009 from Ps. 1,517 million in the same period 2008.

Liquidity and Capital Resources

As of June 30, 2009, Simec's total consolidated debt consisted of U.S. $2,602,000; U.S. $2,300,000 is a credit bank and U.S. $302,000 of 8 7/8%
medium-term notes ("MTN's") due 1998 (accrued interest on June 30, 2009 was U.S. $404,455). As of December 31, 2008, Simec's total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and U.S. $302,000 of 8 7/8%
medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2008 was U.S. $387,882).

Comparative second quarter 2009 vs first quarter 2009

Net Sales

Net sales decreased 18% from Ps. 5,081 million for the first quarter 2009 to Ps. 4,161 million for the second quarter 2009. Sales in tons of finished steel decreased 7% to 471 thousand tons in the second quarter 2009 compared with 506 thousand tons in the first quarter 2009. The total sales outside of Mexico for the second quarter 2009 decreased 31% to Ps. 1,538 million compared with Ps. 2,222 million for the first quarter 2009. Total Mexican sales decreased 8% to 2,623 million in the second quarter 2009 from Ps. 2,859 million in the first quarter 2009. Prices of finished products sold in the second quarter 2009 decreased approximately 12% compared to the first quarter 2009.

Direct Cost of Sales

Direct cost of sales decreased 21% from Ps. 4,111 million in the first quarter 2009 to Ps. 3,256 million for the second quarter 2009. With respect to sales, in the second quarter 2009, the direct cost of sales represents 78% compared to 81% for the first quarter 2009. The average cost of raw materials used to produce steel products decreased 14% in the second quarter 2009 versus the first quarter 2009, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit

Marginal profit for the second quarter 2009 decreased 7% to Ps. 905 million compared to Ps. 970 million in the first quarter 2009. The marginal profit as a percentage of net sales for the second quarter 2009 was 21% compared with 19% for the first quarter of 2009. The decline in marginal profit is due to lower shipments of 7% during the second quarter 2009 compared with the first quarter 2009.

Operating Expenses

Operating expenses decreased 7% to Ps. 543 million in the second quarter 2009 compared to Ps. 585 million for the first quarter 2009. Operating expenses as a percentage of net sales represented 13% during the second quarter 2009 and 12% during the second quarter 2008.

Operating Income

Operating income decreased 6% from an operating income of Ps. 385 million in the first quarter 2009 to Ps. 362 million of operating incomet for the second quarter 2009. The operating income as a percentage of net sales in the second quarter 2009 was 7% compared to 8% in the first quarter 2009. The decrease in operating income is due to lower shipments of 7% during the second quarter 2009 compared with the first quarter 2009.

Comprehensive Financial Cost

Comprehensive financial cost for the second quarter 2009 represented an expense of Ps. 121 million compared with an income of Ps. 60 million for the first quarter 2009. Net interest expense was Ps. 8 million in the second quarter 2009 compared with Ps. 3 million of net interest expense in the first quarter 2009. At the same time we registered an exchange loss of Ps. 113 million in the second quarter 2009 compared with an exchange gain of Ps. 63 million in the first quarter 2009.

Other Expenses (Income) net

The company recorded other expenses net of Ps. 1 million in the second quarter 2009 compared with other income net of Ps. 2 million for the first quarter 2009.

Income Taxes

Income Taxes for the second quarter 2009 was an expense of Ps. 154 million compared to Ps. 7 million of expense for the first quarter 2009.

Net Income

As a result of the foregoing, net income was Ps. 86 million in the second quarter 2009 compared to Ps. 440 million of net income in the first quarter 2009.

Comparative second quarter 2009 vs second quarter 2008

Net Sales

Net sales decreased 57% from Ps. 9,746 million for the second quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 513 million) to Ps. 4,161 million for the second quarter 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 840 million). Sales in tons of finished steel decreased 42% to 471 thousand tons in the second quarter 2009 compared with 817 thousand tons in the second quarter 2008. The total sales outside of Mexico for the second quarter 2009 decreased 77% to Ps. 1,538 million compared with Ps. 6,749 million for the second quarter 2008. Total Mexican sales decreased 12% to 2,623 million in the second quarter 2009 from Ps. 2,997 million in the second quarter 2008. Prices of finished products sold in the second quarter 2009 decreased approximately 26% compared to the second quarter 2008.

Direct Cost of Sales

Direct cost of sales decreased 58% from Ps. 7,693 million in the second quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 308 million) to Ps. 3,256 million for the second quarter 2009 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 584 million). With respect to sales, in the second quarter 2009, the direct cost of sales represents 78% compared to 79% for the second quarter 2008. The average cost of raw materials used to produce steel products decreased 25% in the second quarter 2009 versus the second quarter 2008, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit

Marginal profit for the second quarter 2009 decreased 56% to Ps. 905 million (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 256 million) compared to Ps. 2,053 million in the second quarter 2008 (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 205 million). The marginal profit as a percentage of net sales for the second quarter 2009 was 21% compared with 21% for the second quarter 2008. The decline in marginal profit is due to lower shipments of 42% during the second quarter 2009 compared with the second quarter 2008.

Operating Expenses

Operating expenses increased 25% to Ps. 543 million in the second quarter 2009 compared to Ps. 434 million for the second quarter 2008. Operating expenses as a percentage of net sales represented 13% during the second quarter 2009 and 4% during the second quarter 2008.

Operating Income

Operating income decreased 78% from an operating income of Ps. 1,619 million in the second quarter 2008 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 152 million) to Ps. 362 million of operating income for the second quarter 2009 (including the operating loss generated by the newly acquired plants of Grupo San of Ps. 32 million). The operating income as a percentage of net sales in the second quarter 2009 was 7% compared to 17% in the second quarter 2008. The decrease in operating income is due to lower shipments of 42% during the second quarter 2009 compared with the second quarter 2008.

Comprehensive Financial Cost

Comprehensive financial cost for the second quarter 2009 represented an expense of Ps. 121 million compared with an expense of Ps. 197 million for the second quarter 2008. Net interest expense was Ps. 8 million in the second quarter 2009 compared with Ps. 37 million of net interest income in the second quarter 2008. At the same time we registered an exchange loss of Ps. 113 million in the second quarter 2009 compared with an exchange loss of Ps. 234 million in the second quarter 2008.

Other Expenses (Income) net

The company recorded other expenses net of Ps. 1 million in the second quarter 2009 compared with other expense net of Ps. 2 million for the second quarter 2008.

Income Taxes

Income Taxes for the second quarter 2009 was an expense of Ps. 154 million compared to Ps. 495 million of income for the second quarter 2008.

Net Income

As a result of the foregoing, net income was Ps. 86 million in the second quarter 2009 compared to Ps. 925 million of net income in the second quarter 2008.

------------------------------------------------------------------------------
Millions of pesos      Six months ended June    Six months         2009
                              30, 2009        ended June 30,        vs.
                                                   2008            2008
------------------------------------------------------------------------------
Sales                          9,242              17,035           (46%)
------------------------------------------------------------------------------
Cost of Sales                  7,367              13,744           (46%)
------------------------------------------------------------------------------
Marginal Profit                1,875               3,291           (43%)
------------------------------------------------------------------------------
Operating Expenses             1,128                794             42%
------------------------------------------------------------------------------
Operating Income                747                2,497           (70%)
------------------------------------------------------------------------------
EBITDA                         1,292               2,763           (53%)
------------------------------------------------------------------------------
Net Profit                      525                1,517           (65%)
------------------------------------------------------------------------------
Sales outside Mexico           3,760              12,172           (69%)
------------------------------------------------------------------------------
Sales in Mexico                5,482               4,863            13%
------------------------------------------------------------------------------
Total sales (tons)              977                1,562           (37%)
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(Millions of pesos)                                       2Q'09 vs    2Q'09 vs
                             2Q'09      1Q'09    2Q'08     1Q'09       2Q'08
--------------------------------------------------------------------------------
Sales                        4,161      5,081    9,746     (18%)       (57%)
--------------------------------------------------------------------------------
Cost of Sales                3,256      4,111    7,693     (21%)       (58%)
--------------------------------------------------------------------------------
Marginal Profit               905        970     2,053      (7%)       (56%)
--------------------------------------------------------------------------------
Operating Expenses            543        585       434      (7%)        25%
--------------------------------------------------------------------------------

Operating Income              362        385     1,619      (6%)       (78%)
--------------------------------------------------------------------------------
EBITDA                        632        660     1,755      (4%)       (64%)
--------------------------------------------------------------------------------
Net Profit                    86         440       925     (80%)       (91%)
--------------------------------------------------------------------------------
Sales outside Mexico         1,538      2,222    6,749     (31%)       (77%)
--------------------------------------------------------------------------------
Sales in Mexico              2,623      2,859    2,997      (8%)       (12%)
--------------------------------------------------------------------------------
Total sales (tons)            471        506       817      (7%)       (42%)
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                        Thousands of  Million      Average     Thousands of   Million of    Average
                          tons six    of pesos    price per      tons six     pesos six    price per
                        months ended   six         ton six     months ended     months      ton six
                        June 30,2009  months       months     June 30,2008   ended June     months
                                     ended June   ended June                   30, 2008    ended June
Product                              30, 2009     30, 2009                                 30, 2008
----------------------------------------------------------------------------------------------------
SBQ                        416          4,641       11,156          1,144       12,873       11,253
----------------------------------------------------------------------------------------------------
Light Structural            80            773        9,663            101          966        9,564
----------------------------------------------------------------------------------------------------
Structural                  95            959       10,095            110        1,120       10,182
----------------------------------------------------------------------------------------------------
Rebar                      328          2,377        7,247            194        1,875        9,665
----------------------------------------------------------------------------------------------------
Others                      58            492            -             13          201            -
----------------------------------------------------------------------------------------------------
Total                      977          9,242        9,460          1,562       17,035       10,906
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                             Average                                                           Average
                        Thousands  Millions   price     Thousands  Millions   Average    Thousands  Millions    price
                         of tons   of pesos  per ton    of tons   of pesos  price per     of tons   of pesos   per ton
  Product                 2Q'09     2Q'09     2Q'09      1Q'09     1Q'09    ton 1Q'09      2Q'08     2Q'08      2Q'08
----------------------------------------------------------------------------------------------------------------------
SBQ                        201      2,020    10,050        215      2,621     12,191        579      7,124     12,304
----------------------------------------------------------------------------------------------------------------------
Light Structural            33        308     9,333         47        464      9,872         47        512     10,894
----------------------------------------------------------------------------------------------------------------------
Structural                  45        452    10,044         50        507     10,140         55        616     11,200
----------------------------------------------------------------------------------------------------------------------
Rebar                      165      1,136     6,885        163      1,241      7,613        124      1,325     10,685
----------------------------------------------------------------------------------------------------------------------
Others                      27        245         -         31        248          -         12        169          -
----------------------------------------------------------------------------------------------------------------------
Total                      471      4,161     8,834        506      5,081     10,042        817      9,746     11,929
----------------------------------------------------------------------------------------------------------------------

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                               QUARTER: 2  YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                            FINANCIAL STATEMENT NOTES

                                                                    CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards
(MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants
(IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera, A.C. (CINIF)..

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. ("Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

o Simec International, S.A. de C.V.
o Industrias del Acero y del Alambre, S.A. de C.V.
o Pacific Steel Inc.
o SimRep Corporation and PAV Republic and Subsidiaries
o Corporacion Aceros DM, S.A. de C.V. and Subsidiaries

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - Domestic subsidiaries' inventories are recorded initially at average cost under the direct costing system. Foreign subsidiaries' inventories are valued on a last-in, first-out (LIFO). For translation effects into MFRS the inventories have been adjusted from LIFO to average cost under the direct costing system.

Billet finished goods and work in process, raw materials and materials, supplies and rollers - At the average cost.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments-- During 2008, 2007 and 2006 the Company used derivative financial instruments for hedging risks associated with natural gas prices for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

To mitigate the risks associated with changes in natural gas prices occurring naturally as a result of the supply and demand on international markets, the Company uses natural gas cash-flow exchange contracts or natural gas swaps to offset fluctuations in the price of natural gas, whereby the Company receives a floating price and pays a fixed price. Fluctuations in natural gas prices from volumes consumed are recognized as part of the Company's operating cost.

The fair value of these assets or liabilities is restated at the end of each month based on the new estimate. The Company periodically evaluates the changes in cash flows of the derivative instrument to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. A hedge instrument is considered to be highly effective when changes in its fair value or cash flows of the primary position are compensated on a regular or cumulatively basis, by changes in fair value or cash flows of the hedging instrument in a range between 80% and 125%. In 2008, 2007 and 2006 the fair value of derivatives that did not qualify for hedge accounting was adjusted through Statement of Income. For the derivatives that qualified for hedge accounting their fair value was adjusted through the Stockholders' equity in the caption Fair value of derivative financial instruments until such time as the related item the derivative hedges is recognized in income. At that time, the fair value included in Stockholders' equity is also recognized in income. The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin, until December 31, 2007. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The estimated useful lives of assets as of June 30, 2009 are as follows:

                                                                          Years
                                                                          -----
      Buildings...................................................      15 to 50
      Machinery and equipment ....................................      10 to 40
      Buildings and improvements (Republic).......................      10 to 25
      Land improvements (Republic)................................       5 to 25
      Machinery and equipment (Republic)..........................       5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Income taxes - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.

- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders' equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders' equity under the accumulated effect by conversion forming part of the Comprehensive Income.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at June 30, 2009 sales to five customers accounted for approximately 34% of the Republic's sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

(2) Financial Debt:

As of June 30, 2009, Simec's total consolidated debt consisted of U.S. $2,602,000; U.S. $2,300,000 is a credit bank and U.S. $302,000 of 8 7/8%
medium-term notes ("MTN's") due 1998 (accrued interest on June 30, 2009 was U.S. $404,455). As of December 31, 2008, Simec's total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and U.S. $302,000 from 8 7/8%
medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2008 was U.S. $387,882).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 9,031 (U.S. $684,047) at June 30, 2009, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                         RELATIONS OF SHARES INVESTMENTS

                                                                    CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------
                   COMPANY NAME                               MAIN ACTIVITIES               NUMBER OF         OWNERSHIP
                                                                                              SHARES
-----------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------
Cia Siderurgica de Guadalajara                                  Sub-Holding                                            99.99
-----------------------------------------------------------------------------------------------------------------------------
Simec International                                     Production and sales of steel                                  99.99
                                                                 products
-----------------------------------------------------------------------------------------------------------------------------
Arrendadora Simec                                       Production and sales of steel                                 100.00
                                                                 products
-----------------------------------------------------------------------------------------------------------------------------
Controladora Simec                                              Sub-Holding                                           100.00
-----------------------------------------------------------------------------------------------------------------------------
Pacific Steel                                                 Scrap purchase                                          100.00
-----------------------------------------------------------------------------------------------------------------------------
Cia. Siderurgica del Pacifico                                  Rent of land                                            99.99
-----------------------------------------------------------------------------------------------------------------------------
Coordinadora de Servicios Siderurgicos de Calidad         Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Comercializadora Simec                                    Sales of steel products                                      99.99
-----------------------------------------------------------------------------------------------------------------------------
Industrias del Acero y del Alambre                        Sales of steel products                                      99.99
-----------------------------------------------------------------------------------------------------------------------------
Procesadora Mexicali                                          Scrap purchase                                           99.99
-----------------------------------------------------------------------------------------------------------------------------
Servicios Simec                                           Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Sistemas de Transporte de Baja California                    Freight services                                         100.00
-----------------------------------------------------------------------------------------------------------------------------
Operadora de Metales                                      Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios Siderurgicos de Tlaxcala           Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Administradora de Servicios Siderurgicos de Tlaxcala      Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios de la Industria Siderurgica        Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
SimRep                                                          Sub-Holding                                            50.22
-----------------------------------------------------------------------------------------------------------------------------
PAV Republic                                           Production and sales of steel                                   50.22
                                                                 products
-----------------------------------------------------------------------------------------------------------------------------
CSG Comercial                                             Sales of steel products                                      99.95
-----------------------------------------------------------------------------------------------------------------------------
Comercializadora de Aceros de Tlaxcala                    Sales of steel products                                      99.95
-----------------------------------------------------------------------------------------------------------------------------
Siderurgica de Baja California                            Sales of steel products                                      99.95
-----------------------------------------------------------------------------------------------------------------------------
Corporacion Aceros DM                                           Sub-Holding                                           100.00
-----------------------------------------------------------------------------------------------------------------------------
Productos Siderurgicos de Tlaxcala                        Sales of steel products                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Comercializadora MSAN                                     Sales of steel products                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Comercializadora Aceros DM                                Sales of steel products                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Promotora de Aceros San Luis                              Sales of steel products                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------
ASSOCIATEDS
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                           0
-----------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN ASSOCIATEDS                                                                                            0
-----------------------------------------------------------------------------------------------------------------------------
OTHER PERMANENT INVESTMENTS                                                                                             0.00
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                                      0
-----------------------------------------------------------------------------------------------------------------------------

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                QUARTER: 2 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                               CREDITS BREAK DOWN
                          (THOUSANDS OF MEXICAN PESOS)

                                                                    CONSOLIDATED

------------------------------------------------------------------------------------------------------------------------------------
                                                       Denominated in Pesos                  Denominated in Foreign Currency
                                                       (Thousands of Pesos)                        (Thousands of Pesos)
------------------------------------------------------------------------------------------------------------------------------------
Credit Type /   Amortization  Rate of
Institution        Date       Interest                   Time Interval                               Time Interval
------------------------------------------------------------------------------------------------------------------------------------
                                        Current  Until   Until  Until  Until  Until  Current  Until   Until   Until  Until  Until
                                         Year      1       2      3      4      5      Year     1       2       3      4      5
                                                  Year   Years  Years  Years  Years            Year   Years   Years  Years   Years
                                                                             or More                                        or More
------------------------------------------------------------------------------------------------------------------------------------
BANKS
-----------------------------------------------------------------------------------------------------------------------------------
With Warranty                                 0      0      0      0      0      0          0       0       0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------
                             LIBOR+
GE CAPITAL      20/05/2010   0.25             0      0      0      0      0      0          0  30,365       0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                   0      0      0      0      0      0          0  30,365       0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------
LISTED IN THE
STOCK EXCHANGE
-----------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
-----------------------------------------------------------------------------------------------------------------------------------
Medium Term
Notes           15/12/1998     9.33           0      0      0      0      0      0      3,987       0       0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK
EXCHANGE                                      0      0      0      0      0      0      3,987       0       0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
-----------------------------------------------------------------------------------------------------------------------------------
Various                               1,099,581      0      0      0      0      0  1,401,718       0       0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                       1,099,581      0      0      0      0      0  1,401,718       0       0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
OTHER LOANS
WITH COST
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                         0      0      0      0      0      0          0       0       0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES
WITHOUT COST
------------------------------------------------------------------------------------------------------------------------------------
Various                                      0   1,156,198    0      0      0      0          0 526,159       0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                        0   1,156,198    0      0      0      0          0 526,159       0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                1,099,581   1,156,198    0      0      0      0  1,405,705 556,524       0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------

NOTES: The exchange rate of the peso to the U.S. Dollar at June 30, 2009 was Ps. 13.2023

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                QUARTER: 2  YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                       MONETARY FOREIGN CURRENCY POSITION
                          (Thousands of Mexican Pesos)

                                                                    CONSOLIDATED

------------------------------------------------------------------------------------------------------------------------
                                               DOLLARS                       OTHER CURRENCIES               TOTAL
------------------------------------------------------------------------------------------------------------------------
      FOREING CURRENCY POSITION         THOUSANDS OF     THOUSANDS OF     THOUSANDS OF     THOUSANDS OF      THOUSANDS OF
                                          DOLLARS           PESOS           DOLLARS            PESOS            PESOS
------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                               173,548        2,291,215                1                15        2,291,230
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
LIABILITIES POSITION                       148,503        1,960,565              126             1,664        1,962,229
------------------------------------------------------------------------------------------------------------------------
SHORT TERM LIABILITIES POSITION            148,503        1,960,565              126             1,664        1,962,229
------------------------------------------------------------------------------------------------------------------------
LONG TERM LIABILITIES POSITION                   0                0                0                 0                0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
NET BALANCE                                 25,045          330,650            (125)           (1,649)          329,001
------------------------------------------------------------------------------------------------------------------------

NOTES
   THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT JUNE 30, 2009 WAS PS. 13.2023

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:2 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                DEBT INSTRUMENTS

                                                                    CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

                                MEDIUM TERM NOTES

      A)    Current assets to current liabilities must be 1.0 times or more.

      B)    Total liabilities to total assets do not be more than 0.60.

      C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

       This notes was offered in the international market.

                      ACTUAL SITUATION OF FINANCIAL LIMITED

      MEDIUM TERM NOTES

      A)    Accomplished the actual situation is 2.91 times.

      B)    Accomplished the actual situation is 0.29

      C)    Accomplished the actual situation is 41.87

      As of June 30, 2009, the remaining balance of the MTNs not exchanged amounts to Ps. 3,987 ($302,000 dollars).

      C.P. Jose Flores Flores
      Chief Financial Officer

                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                             QUARTER: 2   YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                                    CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------
                PLANT OR CENTER                    ECONOMIC ACTIVITY               PLANT CAPACITY    UTILIZATION (%)
-----------------------------------------------------------------------------------------------------------------------
GUADALAJARA MINI MILL                    PRODUCTION AND SALES OF STEEL PRODUCTS          480              78.68
-----------------------------------------------------------------------------------------------------------------------
MEXICALI MINI MILL                       PRODUCTION AND SALES OF STEEL PRODUCTS          250              72.42
-----------------------------------------------------------------------------------------------------------------------
INDUSTRIAS DEL ACERO Y DEL ALAMBRE       SALE OF STEEL PRODUCTS                            0               0.00
-----------------------------------------------------------------------------------------------------------------------
APIZACO AND CHOLULA PLANTS               PRODUCTION AND SALES OF STEEL PRODUCTS          460              78.27
-----------------------------------------------------------------------------------------------------------------------
CANTON CASTER FACILITY                   PRODUCTION OF BILLET                          1,380              29.70
-----------------------------------------------------------------------------------------------------------------------
LORAIN CASTER FACILITY                   PRODUCTION OF BILLET                          1,150               0.00
-----------------------------------------------------------------------------------------------------------------------
LORAIN HOT-ROLLING MILL                  PRODUCTION AND SALES OF STEEL PRODUCTS          840              25.30
-----------------------------------------------------------------------------------------------------------------------
LACKAWANNA HOT-ROLLING MILL              PRODUCTION AND SALES OF STEEL PRODUCTS          600              37.70
-----------------------------------------------------------------------------------------------------------------------
MASSILLON COLD-FINISH FACILITY           PRODUCTION AND SALES OF STEEL PRODUCTS          125              41.00
-----------------------------------------------------------------------------------------------------------------------
GARY COLD-FINISH FACILITY                PRODUCTION AND SALES OF STEEL PRODUCTS           70              21.30
-----------------------------------------------------------------------------------------------------------------------
ONTARIO COLD-FINISH FACILITY             PRODUCTION AND SALES OF STEEL PRODUCTS           60              43.40
-----------------------------------------------------------------------------------------------------------------------
SAN LUIS POTOSI COLD-FINISH FACILITY     PRODUCTION AND SALES OF STEEL PRODUCTS          600              82.51
-----------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 2   YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                               MAIN RAW MATERIALS

                                                                    CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------
                                                                                         DOMESTIC       COST PRODUCTION (%)
      DOMESTIC           MAIN SUPPLIERS          FOREIGN          MAIN SUPPLIERS       SUBSTITUTION
-----------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                              SCRAP                 VARIOUS                    NO                 22.30
-----------------------------------------------------------------------------------------------------------------------------
SCRAP                 VARIOUS              PLANTS IN MEXICO                                                    60.00
-----------------------------------------------------------------------------------------------------------------------------
FERROALLOYS           VARIOUS              PLANTS IN MEXICO                                 YES                 7.37
-----------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                              FERROALLOYS           VARIOUS                    NO                 12.40
-----------------------------------------------------------------------------------------------------------------------------
ELECTRODES            VARIOUS              PLANTS IN MEXICO      VARIOUS                    YES                 2.27
-----------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                              ELECTRODES            VARIOUS                    NO                  2.40
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                               QUARTER:2   YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                                                    CONSOLIDATED

                                 DOMESTIC SELLS

--------------------------------------------------------------------------------
    MAIN PRODUCTS              NET SALES                   MAIN DESTINATION
--------------------------------------------------------------------------------
                            VOLUME         AMOUNT      TRADEMARKS      COSTUMERS
--------------------------------------------------------------------------------
STRUCTURAL PROFILES            82          842,475
--------------------------------------------------------------------------------
COMMERCIAL PROFILES            34          325,540
--------------------------------------------------------------------------------
REBAR                         323        2,343,215
--------------------------------------------------------------------------------
FLAT BAR                       23          228,003
--------------------------------------------------------------------------------
STEEL BARS                    141        1,250,646
--------------------------------------------------------------------------------
OTHER                           0           69,098
--------------------------------------------------------------------------------
BILLET                         15           84,592
--------------------------------------------------------------------------------
ALAMBRON                       18          132,732
--------------------------------------------------------------------------------
MALLA                          25          205,617
--------------------------------------------------------------------------------
T O T A L                                2,859,092
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FOREIGN SALES                            3,760,147
--------------------------------------------------------------------------------
TOTAL                                    9,242,065
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER:2  YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                                                    CONSOLIDATED

                                  FOREIGN SELLS

--------------------------------------------------------------------------------
    MAIN PRODUCTS              NET SALES                   MAIN DESTINATION
--------------------------------------------------------------------------------
                            VOLUME        AMOUNT       TRADEMARKS      COSTUMERS
--------------------------------------------------------------------------------
EXPORTS
--------------------------------------------------------------------------------
STRUCTURAL PROFILES           13         116,871
--------------------------------------------------------------------------------
COMMERCIAL PROFILES           14         132,297
--------------------------------------------------------------------------------
STEEL BARS                    14         143,776
--------------------------------------------------------------------------------
REBAR                          5          33,437
--------------------------------------------------------------------------------
FLAT BAR                       9          86,853
--------------------------------------------------------------------------------
BILLET                         0             333
--------------------------------------------------------------------------------

FOREIGN SUBSIDIARIES
--------------------------------------------------------------------------------
HOT-ROLLED BARS              181       2,183,169
--------------------------------------------------------------------------------
COLD-FINISHED BARS            41         671,977
--------------------------------------------------------------------------------
SEMI-FINISHED SEAMLESS
TUBE ROUNDS                    4          27,585
--------------------------------------------------------------------------------
OTHER SEMI-FINISHED
TRADE PRODUCTS                23         234,580
--------------------------------------------------------------------------------
INGOT                         12         129,269
--------------------------------------------------------------------------------
T O T A L                              3,760,147
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                QUARTER:2   YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                            CONSTRUCTION IN PROGRESS

                                                                    CONSOLIDATED

THE PROJECTS IN PROGRESS AT JUNE 30, 2009, ARE:

  PROJECTS IN PROGRESS                                TOTAL INVESTMENT

PROJECTS IN                                                    206,748
REPUBLIC
PROJECTS IN MEXICALI                                           166,909
PROJECTS IN TLAXCALA                                            70,545
PROJECTS IN GUADALAJARA                                         16,670
PROJECTS IN SAN LUIS POTOSI                                     19,047

TOTAL INVESTMENT AT
JUNE 30, 2009                                                  479,919
                                                               =======

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER:2  YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

     TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS
           OF FOREIGN OPERATIONS INFORMATION RELATED TO BULLETIN B-15

                                                                    CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for assets and liabilities.

- Applying the prevailing historical exchange rate for stockholders' equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders' equity under the accumulated effect by conversion forming part of the Comprehensive Income.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER:2  YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

-------------------------------------------------------------------------------------------------------------------------
  SERIES    NOMINAL     VALID                            NUMBER OF SHARES                                CAPITAL STOCK
             VALUE      CUPON                                                                        (Thousands of Pesos)
-------------------------------------------------------------------------------------------------------------------------
                                    FIXED         VARIABLE                           FREE
                                   PORTION        PORTION         MEXICAN         SUSCRIPTION       FIXED      VARIABLE
-------------------------------------------------------------------------------------------------------------------------
    B                             90,850,050     406,859,164            0         497,709,214      441,786    1,978,444
-------------------------------------------------------------------------------------------------------------------------
  TOTAL                           90,850,050     406,859,164            0         497,709,214      441,786    1,978,444
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:       497,709,214
-------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                             QUARTER: 2    YEAR:  2009
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

R20: PRO FORMA FINANCIAL INFORMATION

         The following combined pro forma financial information (unaudited) is based on the Company's historical financial statements, adjusted to include the effects of the acquisition of Grupo San.

         The pro forma information (unaudited) assumes that the acquisition was conducted at the beginning of 2008, and is based on the available information and certain assumptions that management considered reasonable.

         The pro forma financial information (unaudited) is not intended to present the results of the consolidated operations had the acquisition occurred on such date, nor to anticipate the Company's results of operations.

                                               January-             January-
                                                 June                 June
                                                 2009                 2008
                                             -------------        --------------
                                                 2009                 2008
                                             -------------        --------------
            Net sales                     Ps.       9,242      Ps.       19,779
            Marginal profit                         1,824                 4,404
            Net income                    Ps.         822      Ps.        1,784
                                             -------------        --------------
            Earnings per share                       1.65                  4.72
                                             =============        ==============

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                               QUARTER:2   YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

            DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE
                     INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS SECOND QUARTER REPORT.

             ING LUIS GARCIA LIMON                      C.P. JOSE FLORES FLORES
            CHIEF EXECUTIVE OFFICER                     CHIEF FINANCIAL OFFICER

                      GUADALAJARA, JAL, AT JULY 24 OF 2009.